04002423

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53288

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
FEB 27 2004
WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EMPERIAN GLOBAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
37621 WEST 12 MILE ROAD
(No. and Street)

FARMINGTON HILLS, MI 48331
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT McLISTER 248-553-9868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ROGER A. HOUSEHOLDER, CPA
(Name — *if individual, state last, first, middle name*)

1119 SOUTH GREENWOOD AVENUE, PARK RIDGE, IL 60068
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3.18.2004

OATH OR AFFIRMATION

I, ROBERT McLISTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMPERIAN GLOBAL MARKETS, L.L.C., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public, Oakland County, MI
Acting in OAKLAND Co., MI
My Commission Expires 04/15/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2/24/2004

EMPERIAN GLOBAL MARKETS, L.L.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

February 24, 2004

The Members
Emperian Global Markets, L.L.C.

We have audited the accompanying financial statements of Emperian Global Markets, L.L.C. as of December 31, 2003, as listed in the foregoing table of contents. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Emperian Global Markets, L.L.C. as of December 31, 2003 and the change in its net assets and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Roger A. Householder, CPA

Roger A. Householder, CPA

EMPERIAN GLOBAL MARKETS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 11,371	$ 530,450
Receivables from Brokers or Dealers	518,486	0
Property, Furniture, Equipment, Net of Accumulated Depreciation & Amortization	20,598	26,538
Other Assets	4,200	5,604
Total Assets	$ 554,655	$ 562,592
LIABILITIES AND OWNERSHIP EQUITY		
LIABILITIES:		
Account Payables	$ 86,573	$ 78,000
Securities Sold Not Yet Purchased At Market Value	0	0
Total Liabilities	$ 86,573	$ 78,000
OWNERSHIP EQUITY:		
Members Capital Account	$ 468,082	$ 484,592
Total Liabilities and Ownership Equity	$ 554,655	$ 562,592

See accompanying notes to financial statements.

EMPERIAN GLOBAL MARKETS, L.L.C.

STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003

		2003
REVENUE		
Gains Or Losses		
Firm Securities Trading Account	$	(78,559)
Interest & Dividend Revenue		2,800
Other Revenue		188,428
Total Revenue	$	112,669
EXPENSES		
Regulatory Fees & Expense		24,415
Other Expense		124,175
Total Expenses	$	148,590
NET INCOME FROM OPERATIONS	$	(35,921)
OTHER INCOME/(LOSS) Not from operations	$	0
NET INCOME	$	(35,921)

See accompanying notes to financial statements.

EMPERIAN GLOBAL MARKETS, L.L.C.

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Increase (decrease) in net assets	$ (35,921)
Adjustments to reconcile increase in net assets to net cash from operating activities:	
Changes in assets and liabilities:	
Property, Furniture, Equipment, Net of Accumulated Depreciation & Amortization	5,940
Other Assets	1,404
Accounts Payable Liability	8,573
Net cash from operating activities	$ (20,004)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
CONTRIBUTIONS FROM PARTNERS	75,000
DISTRIBUTIONS TO PARTNERS	(55,589)
NET INCREASE/DECREASE IN CASH	$ (593)
CASH AT BEGINNING OF YEAR	530,450
CASH AT END OF YEAR	$ 529,857

See accompanying notes to financial statements.

EMPERIAN GLOBAL MARKETS, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S OWNERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2003

	2003
BALANCE, BEGINNING OF YEAR	$ 484,592
NET INCOME (LOSS)	(35,921)
ADDITIONS (DEDUCTIONS)	19,411
BALANCE, END OF YEAR	$ 468,082

See accompanying notes to financial statements.

EMPERIAN GLOBAL MARKETS, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

	2003
BALANCE, BEGINNING OF PERIOD	$ 0
INCREASES	0
DECREASES	0
BALANCE, END OF PERIOD	$ 0

See accompanying notes to financial statements.

EMPERIAN GLOBAL MARKETS, L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2003

Total Ownership Equity from Statement of Financial Condition	$ 468,082
Additions	0
Total Capital And Allowable Subordinated Liabilities	$ 468,082
Deductions	
Non-Allowable Assets:	
Total nonallowable assets from Statement of Financial Condition	$ 24,798
Total Deductions	$ 24,798
Net Capital Before Haircuts on Security Positions	$ 443,284
Haircuts On Securities:	
Haircut On Other Securities	$ 68
Undue Concentration	0
Total Haircuts	$ 68
Net Capital	$ 443,216

See accompanying notes to financial statements.

2/24/2004

EMPERIAN GLOBAL MARKETS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2003

Total Credit Balances	$	0
Total 15c3-3 Debits	$	0
Reserve Computation	$	0

See accompanying notes to financial statements

EMPERIAN GLOBAL MARKETS, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2003

Emperian Global Markets, L.L.C. maintains no customer accounts. Emperian Global Markets, L.L.C. does not maintain physical possession or control of any customers' fully paid and excess margin securities. The market valuation of customer accounts is $ 0.

EMPERIAN GLOBAL MARKETS, L.L.C.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2003

Computed net capital	$	443,216
Minimum net capital required	$	10,822
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess Net Capital	$	343,216
Excess Net Capital at 1000%	$	434,559

See accompanying notes to financial statements

EMPERIAN GLOBAL MARKETS, L.L.C.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2003

There are no reconciliation differences between the audited and unaudited statements of financial condition with respect to methods of consolidation.

2/24/2004

EMPERIAN GLOBAL MARKETS, L.L.C.

REPORT ON MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THIS AUDIT
AS OF DECEMBER 31, 2003

We have audited the financial statements of Emperian Global Markets, L.L.C. as of and for the year ended December 31, 2003 and have found no material inadequacies that exist as of the date of this audit.

EMPERIAN GLOBAL MARKETS, L.L.C.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND OPERATIONS
Emperian Global Markets, L.L.C. was organized in 2001 as a limited liability company. The entity became registered to operate as a broker dealer on the Pacific Coast Exchange with an effective date of January 1, 2003. The entity has terminated its registration as a broker dealer on the Pacific Coast Exchange effective December 31, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements - The financial statements have been presented for the period the entity operated as a broker dealer on the Pacific Coast Exchange.

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts of cash, receivables, payables, and other current assets and liabilities approximates fair value.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

Revenue Recognition – Revenue is recognized on securities held on a marked to market basis. This form of revenue recognition is consistent with the reporting requirements under Section 15 of the Security and Exchange Act of 1934.

Income Taxes – The limited liability company does not incur any Federal and state income taxes. Each respective member reports their share of income or loss on their personal returns.

3. Emperian Global Markets, L.L.C. does not maintain any accounts for customers as defined under Rule 15c3-3.

AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

February 24, 2004

The Members
Emperian Global Markets, L.L.C.

We have audited the financial statements of Emperian Global Markets, L.L.C., as of and for the year ended December 31, 2003, and have issued our report thereon dated February 24, 2004.

We conducted our audit in accordance with generally accepted auditing standards and *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

Compliance with laws, regulations, and contracts applicable to the organization is the responsibility of the organization's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we preformed tests of the organization's compliance with certain provisions of laws, regulations and contracts. However, providing an opinion on overall compliance with such provisions was not an objective of our audit of the financial statements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under *Government Auditing Standards*.

This report is intended for the information of the general partners. However, this report is a matter of public record and its distribution is not limited.

Roger A. Householder, CPA

Roger A. Householder, CPA